

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Rebecca Chavez
General Counsel and Corporate Secretary
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008

      Re: ChargePoint Holdings, Inc.
          Draft Registration Statement on Form S-1
          Submitted on July 2, 2021
          CIK No. 0001777393

Dear Ms. Chavez:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anne McConnell at 202-551-3709 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing